大華銀行
UNITED OVERSEAS BANK

05012506

Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A33-3rdQResults/atl

28 October 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH. D.C. 185 SECTION

Dear Sir

UNAUDITED RESULTS FOR NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2005

We enclose a copy of our News Release dated 28 October 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

Vivien Chan
Company Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UOB Group Reports Record Quarterly Net Profit of S$463 million, a surge of 24.6%

Operating Profit Increased 16.5% to S$574 million

Singapore, 28 October 2005 - United Overseas Bank Group ("The Group") today reported net profit after tax of S$463 million for the quarter ended 30 September 2005, a growth of 24.6% from the corresponding period in the previous year.

In a year where the Group spent much efforts building long-term capabilities in the region, particularly in Thailand and Indonesia, it managed to post the strong results backed by a robust operating profit growth of 16.5% when compared with the same period ending 30 September 2004. The strong performance was achieved despite intense competition in Singapore and the region, coupled with difficult trading market conditions resulting from the flat yield curve.

As the market leader in SME financing, the Group remained committed to this segment which helped lift net interest income by 7.6% in spite of the more competitive lending market. The Group achieved a growth of 2.4% in customer loans to S$65,739 million as at 30 September 2005, up from S$64,188 million as at 31 December 2004. The Group continued to build its funding base ahead of a rising interest rate environment and remain in good stead to respond to market demand from an increasingly positive economic environment.

More significantly, the Group made good progress in fee-based activities which saw non-interest income surge almost 30%, due to strong contribution from investment-related activities and fund management. During the quarter, the Group became the first credit card issuer to cross one million cards in Singapore.

United Overseas Bank Limited, Head Office: 80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334 **www.uobgroup.com** Company Reg No. 193500026Z

The Group continued to improve on its asset quality with impairment charges totalling only S$19 million for the quarter and non-performing loans ("NPL") dropping 26.9% year-on-year to S$4,290 million. NPL ratio improved to 6.2% as at 30 September 2005, down from 8.5% as at 30 September 2004.

On the capital front, the Group reported a return on equity of 13.7% for the quarter. Tier-1 capital adequacy ratio remained strong at 9.9% with total capital adequacy ratio at 15%. The Group will continue to actively manage its capital position to maximise its return to stakeholders.

Overseas, the Group made significant progress towards achieving 40% of profit from outside Singapore by 2010, following regulatory approval to merge Bank of Asia Public Company Limited ("BOA") and UOB Radanasin Public Company Limited ("UOBR") in Thailand and the completion of the acquisition of additional 30% stake in P. T. Bank Buana Indonesia Tbk ("Bank Buana") in Indonesia.

Mr Wee Ee Cheong, UOB's Deputy Chairman and President said: "We have delivered a good set of results amidst the intense competition in Singapore and the region. Besides increase in net interest income, the Group also reported strong showing in fee-based activities. While maintaining our market share in Singapore, the Group will continue to build its regional platform for sustainable long-term growth."

"We remain optimistic about the region's long-term prospects. We have made significant progress in expanding our Southeast Asian platform; the completion of the acquisition of additional 30% stake in Bank Buana as well as the integration of BOA and UOBR which is on track for completion by year end, put us another step closer to achieving 40% of our profit from overseas by 2010. We believe the Group is in good stead to face the challenges ahead."

About United Overseas Bank

UOB is a leading bank in Singapore that provides a wide range of financial services through its global network of 578 branches, offices and subsidiaries in 18 countries and territories in Asia-Pacific, Western Europe and North America. It has banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and the Philippines.

UOB is focused on enhancing its leadership in the consumer market, and is today, the largest credit card-issuing bank in Singapore with a card base that has reached 1 million. The Bank also has the largest base of merchants in Singapore, both for consumer and commercial credit card acceptance. There are currently more than 20 co-brand cards in its stable, covering the retail sector, service providers and non-profit organisations.

For more information on UOB, visit www.uobgroup.com

For more information, please contact:

Quak Hiang Whai
Head, Group Communications and Investor Relations
Telephone: 6539 39 80
Email: Quak.HiangWhai@UOBgroup.com
United Overseas Bank

Ms Vivian Song
Vice President
Group Communications
Tel: 6539 3990
Email: Vivian.SongKY@UOBgroup.com

大華銀行集團
UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE NINE MONTHS / THIRD QUARTER ENDED 30 SEPTEMBER 2005

	Group					
	9 Months 2005	9 Months 2004	Incr / (Decr)	**3rd Quarter 2005**	3rd Quarter 2004	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**3,494,423**	2,615,561	33.6	**1,228,512**	936,665	31.2
Less : Interest expense	**1,760,437**	1,022,858	72.1	**651,001**	399,876	62.8
Net interest income	**1,733,986**	1,592,703	8.9	**577,511**	536,789	7.6
Dividend income	**55,959**	38,216	46.4	**11,272**	9,860	14.3
Fee and commission income	**606,153**	501,696	20.8	**234,457**	179,745	30.4
Rental income	**48,173**	48,740	(1.2)	**15,802**	16,392	(3.6)
Other operating income	**289,549**	217,531	33.1	**88,043**	64,380	36.8
Income before operating expenses	**2,733,820**	2,398,886	14.0	**927,085**	807,166	14.9
Less : Staff costs	**484,185**	416,921	16.1	**168,546**	151,872	11.0
Other operating expenses	**535,739**	445,975	20.1	**184,601**	162,699	13.5
	1,019,924	862,896	18.2	**353,147**	314,571	12.3
Operating profit before goodwill and other impairment	**1,713,896**	1,535,990	11.6	**573,938**	492,595	16.5
Less : Goodwill written-off / amortised	**57,913**	155,088	(62.7)	**-**	54,515	(100.0)
Less : Impairment charges	**99,872**	95,744	4.3	**19,337**	(774)	NM
Operating profit after goodwill and other impairment	**1,556,111**	1,285,158	21.1	**554,601**	438,854	26.4
Share of profit of associates	**76,723**	123,038	(37.6)	**30,534**	47,091	(35.2)
Profit before tax	**1,632,834**	1,408,196	16.0	**585,135**	485,945	20.4
Less : Tax	**318,149**	292,898	8.6	**109,221**	99,051	10.3
Share of tax of associates	**20,011**	27,208	(26.5)	**6,371**	9,428	(32.4)
Profit after tax	**1,294,674**	1,088,090	19.0	**469,543**	377,466	24.4
Less :						
Net profit attributable to minority interests	**17,320**	12,005	44.3	**6,859**	6,027	13.8
Net profit attributable to members	**1,277,354**	1,076,085	18.7	**462,684**	371,439	24.6

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	30-Sep-05	Restated ^ 31-Dec-04	30-Sep-04	**30-Sep-05**	Restated ^ 31-Dec-04	30-Sep-04
	$'000	$'000	$'000	**$'000**	$'000	$'000
Assets						
Total Assets	**139,792,354**	134,775,577	126,566,090	**117,282,341**	112,562,056	104,768,372
Loans and advances including trade bills to non-bank customers	**65,738,629**	64,187,972	64,488,802	**51,491,877**	50,459,579	50,974,182
Liabilities						
Deposits of non-bank customers	**83,340,816**	78,950,708	77,373,127	**65,833,844**	62,286,475	60,290,059
Total deposits including banker deposits	**111,289,524**	107,144,805	100,501,428	**94,193,981**	90,151,507	83,766,490
Subordinated debts (unsecured)						
- Due after one year	**5,725,851**	5,676,766	5,744,099	**5,643,443**	5,592,809	5,662,585
Other debts issued						
- Due within one year (secured) *	**876,556**	925,366	972,431	**-**	-	-
- Due within one year (unsecured)	**271,854**	16,338	16,906	**271,854**	16,338	16,906
- Due after one year (unsecured)	**471,277**	517,489	509,443	**467,157**	517,489	509,443
Capital and reserves						
Issued and paid-up capital	**1,537,655**	1,536,255	1,572,500	**1,537,655**	1,536,255	1,572,500
Total shareholders' equity	**13,734,627**	13,456,026	13,566,236	**11,809,549**	11,689,753	11,913,184
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.93**	8.76	8.63	**7.68**	7.61	7.58

^ Restated upon adoption of FRS39 on 1 January 2005.

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all the assets of the SPE.

3. OTHER INFORMATION

	Group					
	9 Months 2005	9 Months 2004	Incr/ (Decr) %	**3rd Quarter 2005**	3rd Quarter 2004	Incr / (Decr) %
Depreciation ($'000)	**104,742**	89,734	16.7	**34,510**	32,450	6.3
Annualised net profit as a percentage of average total shareholders' equity (%)						
- Including goodwill impairment	**12.5**	10.7	16.8	**13.7**	11.0	24.5
- Excluding goodwill impairment	**13.1**	12.2	7.4	**13.7**	12.7	7.9
Annualised earnings per share (cents)						
- Basic	**110.8**	91.3	21.4	**120.4**	94.5	27.4
- Fully diluted	**110.8**	91.3	21.4	**120.4**	94.5	27.4

Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Jul-05 and 30-Sep-05	No. of new shares that would have been issued upon the exercise of all outstanding options At 30-Sep-05	At 30-Sep-04
Exercise of share options granted under the UOB 1999 Share Option Scheme	34,000	2,841,000	3,494,000

4. REVIEW OF PERFORMANCE

(a) The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") and are presented in Singapore dollars. The new and revised FRS that are applicable to the Group with effect from 1 January 2005 and that have impact on the Group's financials are as follows:

i) FRS39 Financial Instruments: Recognition and Measurement

ii) FRS103 Business Combinations / FRS36 Impairment of Assets / FRS38 Intangible Assets

iii) FRS102 Share-based Payment

iv) FRS105 Non-current Assets Held for Sale and Discontinued Operations

FRS39 requires prospective application with the opening balances of the affected financial assets and financial liabilities as at 1 January 2005 to be restated and the resulting changes adjusted to the shareholders' equity. The restated 31 December 2004 balances in this announcement refer to the adjusted opening balances as at 1 January 2005 and are presented to facilitate comparison with the current period's balances.

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first nine months of 2005 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2004.

(b) The Group acquired Bank of Asia Public Company Limited and its subsidiaries ("BOA") on 27 July 2004. Accordingly, only two months of BOA's results were included in the Group's profit and loss account for the first nine months / third quarter of 2004.

(c) 9 Months 2005 versus 9 Months 2004

(i) The Group's net profit after tax ("NPAT") of $1,277 million recorded for the first nine months of 2005 ("this year-to-date") was an increase of $201 million or 18.7% over the $1,076 million registered in the first nine months of 2004 ("last year-to-date"). The increase was mainly due to higher net interest income, higher fee and commission income, discontinuation of goodwill amortisation, and higher other operating income. These were partly offset by higher operating expenses, write-off of goodwill in respect of United Overseas Bank Philippines, and lower share of profit of associates. Excluding BOA's profit contribution, the Group's NPAT would have shown an increase of 16.2% over that of last year-to-date.

(ii) Total income increased $335 million or 14.0% to $2,734 million for this year-to-date from $2,399 million for last year-to-date, primarily due to higher net interest income mainly from customer loans, higher fee and commission income mainly from fund management and investment-related activities, and net gain on trading securities, government securities and derivatives as against losses for last year-to-date. BOA contributed $214 million to the Group's total income for this year-to-date, mainly on net interest income and fee and commission income. Excluding BOA's income, the Group's total income for this year-to-date would have increased 6.9% over that of last year-to-date.

(iii) The Group's total operating expenses increased 18.2% to $1,020 million for this year-to-date from $863 million for last year-to-date attributed mainly to the acquisition of BOA. Staff costs increased 16.1% to $484 million while other operating expenses increased 20.1% to $536 million. Consequently, the expense-to-income ratio of the Group increased to 37.3% from 36.0% a year ago. Excluding BOA's operating expenses, the Group's total operating expenses would have shown a lower increase of 5.2% and the expense-to-income ratio would be lower at 34.8%.

(iv) Total impairment charges increased $4 million or 4.3% to $100 million for this year-to-date, mainly due to lower write-back of collective impairment, partially offset by lower impairment charges on investment securities and loans.

(v) Share of pre-tax profit of associates decreased 37.6% to $77 million for this year-to-date compared to the $123 million for last year-to-date. The decrease was mainly due to the cessation of equity accounting for United Overseas Land Limited with effect from 1 January 2005 following the divestment exercise.

(d) 3rd Quarter 2005 versus 3rd Quarter 2004

(i) The Group's NPAT increased 24.6% to $463 million in the third quarter of 2005 ("3Q05") from $371 million in the third quarter of 2004 ("3Q04"). The increase was mainly due to higher fee and commission income, discontinuation of goodwill amortisation, higher net interest income and higher other operating income. These were partially offset by higher operating expenses and impairment charges in 3Q05.

(ii) Total income increased 14.9% to $927 million in 3Q05 from $807 million in 3Q04, mainly due to higher fee and commission income largely from investment-related and fund management activities, net gain on trading securities, government securities and derivatives as against losses in 3Q04, and higher net interest income mainly from customer loans.

(iii) The Group's total operating expenses increased 12.3% to $353 million in 3Q05 compared to $315 million in 3Q04. Staff cost increased 11.0% to $169 million while other operating expenses increased 13.5% to $185 million. Expense-to-income ratio improved to 38.1% in 3Q05 from 39.0% in 3Q04.

(iv) Total impairment charges was $19 million in 3Q05 as compared to a write-back of $1 million in 3Q04, mainly due to the write-back of collective impairment in 3Q04, partially offset by lower impairment charges on loans in 3Q05.

(e) The Group's net loans and advances to customers of $65,739 million as at 30 September 2005 were 2.4% higher than the $64,188 million as at 31 December 2004 (restated). Group non-performing loans ("NPLs") decreased 17.5% to $4,290 million as at 30 September 2005 from $5,199 million as at 31 December 2004 (restated). Consequently, Group NPL ratio improved to 6.2% as at 30 September 2005 from 7.6% as at 31 December 2004 (restated). Of the total Group NPLs as at 30 September 2005, $2,432 million or 56.7% were secured by collateral, and $2,769 million or 64.5% were in the Substandard category.

(f) Total cumulative impairment of the Group was $2,946 million as at 30 September 2005 compared to the $3,573 million as at 31 December 2004 (restated). Collective impairment as at 30 September 2005 was $1,318 million or 44.7% of total cumulative impairment. The total cumulative impairment as at 30 September 2005 and 31 December 2004 (restated) provided coverage of 68.7% against Group NPLs. As at 30 September 2005, unsecured NPLs were 158.6% covered by total cumulative impairment, compared to the 133.1% as at 31 December 2004 (restated).

(g) Total assets of the Group as at 30 September 2005 were $139,792 million, representing a growth of 3.7% over the $134,776 million as at 31 December 2004 (restated).

(h) Shareholders' equity of the Group as at 30 September 2005 was $13,735 million, representing an increase of 2.1% over the $13,456 million as at 31 December 2004 (restated).

(i) As at 30 September 2005, the Group's total Capital Adequacy Ratio ("CAR") of 15.0% was 5.0% points above the minimum of 10% set by Monetary Authority of Singapore and 0.5% point lower than the total CAR of 15.5% as at 31 December 2004 (restated).

5. DIVIDEND

No dividend has been declared for the quarter ended 30 September 2005.

6. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On 14 October 2005, the Bank announced that its wholly-owned subsidiary, UOB International Investment Pte Ltd ("UOBII"), has completed the acquisition of additional 30% of the issued common shares in P.T. Bank Buana Indonesia Tbk ("Bank Buana") for a purchase consideration of Rupiah 1,650,000 million (approximately S$269 million). With the completion of the acquisition, UOBII's shareholding in Bank Buana has increased from 23% to 53% and Bank Buana has become a subsidiary of UOBII.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 28th day of October 2005

The results are also available at the Bank's website at www.uobgroup.com

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our Ref: Letter-MAS'Oseas Auth/VC/sc/atl

Date: 26 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

CIRCULAR TO SHAREHOLDERS IN RELATION TO :
(1) THE PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF UOB BY THE CREATION OF NEW NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES AND THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF UOB TO INCORPORATE THE TERMS OF THE NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES; AND
(2) THE PROPOSED AUTHORITY TO THE DIRECTORS FOR THE ISSUE OF THE NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES

We are pleased to enclose a copy of the Company's Circular to Shareholders dated 26 October 2005, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

f Vivien Chan
Secretary

Enc

CIRCULAR DATED 26 OCTOBER 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF UOB BY THE CREATION OF NEW NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES AND THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF UOB TO INCORPORATE THE TERMS OF THE NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES; AND

(2) THE PROPOSED AUTHORITY TO THE DIRECTORS FOR THE ISSUE OF THE NON-CUMULATIVE NON-CONVERTIBLE PREFERENCE SHARES.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	16 November 2005 at 11.30 a.m.
Date and time of Extraordinary General Meeting	:	18 November 2005 at 11.30 a.m.
Place of Extraordinary General Meeting	:	The Penthouse of UOB 80 Raffles Place 61st Storey UOB Plaza 1 Singapore 048624

CONTENT

DEFINITIONS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Articles"	:	The Articles of Association of UOB.
"Banking Act"	:	The Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"Class A Preference Shares"	:	The non-cumulative non-convertible Class A preference shares of US$0.01 each, having the rights and subject to the restrictions to be set out in Article 7A of the Articles.
"Class B Preference Shares"	:	The non-cumulative non-convertible Class B preference shares of S$0.01 each, having the rights and subject to the restrictions to be set out in Article 7B of the Articles.
"Class C Preference Shares"	:	The non-cumulative non-convertible Class C preference shares of EUR0.01 each, having the rights and subject to the restrictions to be set out in Article 7C of the Articles.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Directors"	:	The Directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 54 and 55 of this Circular.
"EUR"	:	Euro, being the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended by the Treaty on the European Union and the Treaty of Amsterdam.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 20 October 2005.
"MAS"	:	The Monetary Authority of Singapore.
"Preference Shares"	:	The Class A Preference Shares, Class B Preference Shares and Class C Preference Shares.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.

DEFINITIONS

"**Shares**"	:	Ordinary shares of S$1.00 each in the capital of UOB.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**US$**"	:	United States dollars.
"%" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

LETTER TO SHAREHOLDERS

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

Board of Directors:

Wee Cho Yaw *(Chairman & Chief Executive Officer)*
Wee Ee Cheong *(Deputy Chairman & President)*
Ngiam Tong Dow
Prof Cham Tao Soon
Ernest Wong Yuen Weng
Wong Meng Meng
Philip Yeo Liat Kok
Tan Kok Quan
Prof Lim Pin
Ng Boon Yew
Michael Lien Jown Leam

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

26 October 2005

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening the EGM to be held on 18 November 2005 to seek Shareholders' approval for the following proposals:

(a) the proposed increase in the authorised share capital of UOB by the creation of the Preference Shares and the proposed alterations to the Articles to incorporate the terms of the Preference Shares; and

(b) the proposed authority to be granted to the Directors for the issue of the Preference Shares.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. PREFERENCE SHARES

2.1 **Background**. UOB is proposing to increase its authorised share capital by the creation of the Preference Shares and to alter its Articles to incorporate the terms of the Preference Shares, in order to facilitate future capital raising exercises by way of the issue of non-cumulative non-convertible preference shares (the **"SPV Preference Shares"**) via one or more special purpose vehicles, on such terms as determined by the Directors in their absolute discretion (the "**Contingent Capital Exercises**"). Any special purpose vehicle established for this purpose shall be wholly-owned, managed and under the control of UOB.

The objective of the Contingent Capital Exercise, if undertaken, is for the SPV Preference Shares to qualify as Tier 1 capital of UOB, in compliance with MAS Notice 637 and its successor provisions. Currently, pursuant to Annex 1 of MAS Notice 637, in order for the preference shares issued by a special purpose vehicle ("**SPV**") (which is wholly-owned, managed and under the control of a Singapore-incorporated bank ("**Reporting Bank**")) to qualify as a Tier 1 capital instrument, it is a requirement, *inter alia*, that a mandatory exchange of the preference shares

issued by the SPV for shares qualifying as a Tier 1 capital instrument issued by the Reporting Bank shall take place before a serious deterioration in the financial position of the Reporting Bank. Annex 1 to MAS Notice 637 further prescribes that at the minimum, the mandatory exchange shall be triggered and shall take effect immediately upon the occurrence of any of the following events:

(a) the Reporting Bank breaches the published minimum Tier 1 CAR (as defined in MAS Notice 637) or Total CAR (as defined in MAS Notice 637) requirements imposed by the MAS;

(b) the MAS exercises its powers under section 49(2)(c) of the Banking Act, or any successor provision, to assume control of and carry on the business of the Reporting Bank or direct some other person to assume control of and carry on the business of the Reporting Bank;

(c) the MAS exercises its powers under section 49(2) of the Banking Act, or any successor provision, to direct the Reporting Bank to effect an exchange;

(d) any proceedings are commenced for the winding up of the Reporting Bank, whether in Singapore or elsewhere; and

(e) the SPV ceases to be wholly-owned, managed and under the sole control of the Reporting Bank. The circumstances in which the SPV is regarded as having ceased to be wholly-owned, managed and under the sole control of the Reporting Bank are set out in Annex 1 to MAS Notice 637.

It is intended that the Preference Shares will only be issued upon the substitution of the SPV Preference Shares into Preference Shares. The events upon which the substitution of the SPV Preference Shares into Preference Shares shall occur shall be determined by the Directors on or prior to the issuance of the SPV Preference Shares but such events will include, at the minimum, the events in which a mandatory exchange of the SPV Preference Shares into Preference Shares must take place, in compliance with MAS Notice 637.

UOB is considering undertaking the Contingent Capital Exercises. In the event that UOB undertakes the Contingent Capital Exercises, an application setting out the terms of the Contingent Capital Exercise (including the terms of the SPV Preference Shares) will have to be submitted to the MAS for its prior consideration and approval.

Prior to the issue of any SPV Preference Shares, UOB will seek the approval of the MAS for such SPV Preference Shares to qualify as Tier 1 capital of UOB.

2.2 **Terms of Preference Shares**. In order to provide flexibility, the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares will be denominated in US$, S$ and EUR respectively. The terms of the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares are set out in the proposed new Articles 7A, 7B and 7C respectively as shown in the Appendix to this Circular.

The par value and liquidation preference of each of the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares and a summary of the principal terms of the Preference Shares are as follows:

Term	Class A Preference Shares	Class B Preference Shares	Class C Preference Shares
Denomination	US$	S$	EUR
Par Value	US$0.01	S$0.01	EUR0.01
Liquidation Preference	US$100,000	S$10,000	EUR50,000

Each class of Preference Shares ranks *pari passu* with one another and has similar terms and conditions except for the following:

(1) **optional redemption dates.** The date(s) on which each class of Preference Shares are redeemable shall be determined by the Directors in their absolute discretion on or prior to the date of issue of the SPV Preference Shares relating to each such class of Preference Shares, such date(s) to correspond with the optional redemption date(s) in respect of each such class of SPV Preference Shares. Thus, the redemption date(s) for a class of Preference Shares may be different from the redemption date(s) in respect of the other classes of Preference Shares;

(2) **dividend rates**. The dividend rate(s) in respect of each class of Preference Shares shall be *non-cumulative and at a fixed rate until the dividend re-set date (if any), and thereafter at a* floating rate, such dividend re-set date (if any) to be determined by the Directors in their absolute discretion on or prior to the date of issue of the SPV Preference Shares relating to such class of Preference Shares, such dividend re-set date to be a dividend payment date in respect of such SPV Preference Shares falling on or after the tenth anniversary of the date of issue of such SPV Preference Shares.

The determination of the floating rates in respect of the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares will be done in the manner described in Articles 7A, 7B and 7C respectively.

(3) **redemption amounts**. In the event of a redemption of Class A Preference Shares or Class C Preference Shares pursuant to a Special Event (defined as there being, for any reason, more than an insubstantial risk that for the purposes of MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to UOB, the Class A Preference Shares or the Class C Preference Shares (as the case may be) may not be included in the Tier 1 capital of UOB on a consolidated or unconsolidated basis), and such redemption takes place prior to the dividend re-set date, the redemption amount will be the special event redemption price. The special event redemption price is an amount equal to the higher of (i) the liquidation preference, being US$100,000 for each Class A Preference Share and EUR50,000 for each Class C Preference Share, together with the amount equal to any accrued but unpaid dividend (whether or not declared) in respect of the dividend period in which the relevant redemption falls and (ii) the Make Whole Amount (which is the amount equal to the sum of the present value of the liquidation preference and the present values of the remaining scheduled dividends to and including the dividend re-set date, in each case discounted to the redemption date at a rate to be determined by the Directors on or prior to the date of issue of the SPV Preference Shares relating to the Class A Preference Shares or Class C Preference Shares (as the case may be)).

In the event of a redemption of Class B Preference Shares pursuant to a Special Event (defined as there being, for any reason, more than an insubstantial risk that for the purposes of MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to UOB, the Class B Preference Shares may not be included in the Tier 1 capital of UOB on a consolidated or unconsolidated basis), the redemption amount will be the liquidation preference, being S$10,000 for each Class B Preference Share, together with the amount equal to any accrued but unpaid dividend (whether or not declared) in respect of the dividend period in which the relevant redemption falls. Unlike the case of the Class A Preference Shares and Class C Preference Shares, the redemption amount for Class B Preference Shares does not include the Make Whole Amount;

(4) **withholding tax and gross up**. In the case of Class A Preference Shares and Class C Preference Shares, except in certain limited cases and subject to the limitations on payments, UOB will pay such additional amounts as may be necessary in order that the net payments in respect of the Class A Preference Shares or Class C Preference Shares (as the case may be), after withholding for any taxes imposed by or on behalf of Singapore, will on such payment, equal the amount which would have been received in the absence of any such withholding tax. This requirement for the additional amounts to be paid is not present in the case of Class B Preference Shares. For the avoidance of doubt, no additional amounts will be payable in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act, Chapter 134 of Singapore, while UOB remains on the imputation system of taxation; and

(5) **denomination, par value, liquidation preference**. As shown in the table in paragraph 2.2 on page 6 of this Circular, the par value and liquidation preference of the Class A Preference Shares, Class B Preference Shares and Class C Preference Shares are denominated in US$, S$ and EUR respectively.

2.3 **Objective**. The objective of the proposals is to give UOB the flexibility to undertake the Contingent Capital Exercise with a minimum of delay and enable it to take advantage of favourable market conditions or business opportunities quickly. Any issue of SPV Preference Shares would, subject to the approval of the MAS that they qualify as Tier 1 capital of UOB, strengthen UOB's capital base and help it to manage its capital structure more efficiently.

2.4 **Issue of Preference Shares or SPV Preference Shares**. As mentioned above, the Preference Shares will be issued upon the substitution of the SPV Preference Shares into Preference Shares. There is no assurance that UOB will undertake the issue of any SPV Preference Shares or as to when any issue of SPV Preference Shares via a special purpose vehicle will be launched. Any issue of SPV Preference Shares via a special purpose vehicle is subject to market conditions, UOB's capital position and requirements and any applicable regulatory approvals at the relevant time. If and when UOB decides to proceed with an issue of SPV Preference Shares via a special purpose vehicle, it will make an appropriate announcement at the relevant time.

3. PROPOSED RESOLUTIONS

3.1 **Increase in Authorised Share Capital and Alterations to Articles**. It is proposed, in Resolution 1, that the authorised share capital of UOB be increased by the creation of 20,000 new Class A Preference Shares, 200,000 new Class B Preference Shares and 40,000 new Class C Preference Shares. As the Companies Act requires the terms of the Preference Shares to be set out in the Articles, it is also proposed in Resolution 1 that the Articles be altered by the amendment to Article 3, which sets out the revised authorised share capital of the Company, and the addition of new Articles 7A, 7B and 7C to incorporate the terms of the Preference Shares. Details of the proposed alterations to the Articles are set out in the Appendix to this Circular.

3.2 **Authority to Issue Preference Shares.** It is proposed, in Resolution 2, that the Directors be given a mandate (the "**Preference Share Issue Mandate**") to issue the Preference Shares and/or to make or grant offers, agreements or options that might or would require the Preference Shares to be issued at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority so conferred may have ceased to be in force) to issue the Preference Shares in connection with offers, agreements or options made or granted by the Directors while the authority was in force. Resolution 2 is contingent upon the passing of Resolution 1.

The Preference Share Issue Mandate will take effect from the passing of Resolution 2, and will continue in force until the next Annual General Meeting of UOB. It is intended that the Preference Share Issue Mandate be placed before Shareholders for renewal at each subsequent Annual General Meeting of UOB.

4. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

4.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options, as recorded in the Register of Directors' shareholdings, are as follows:

Directors	Shares Registered in the Name of a Director	%[1]	Shares in which a Director is Deemed to have an Interest	%[1]	Number of new Shares comprised in outstanding Share Options
Wee Cho Yaw	16,390,248	1.07	212,208,142	13.80	0
Wee Ee Cheong	2,794,899	0.18	146,085,251	9.50	0
Ngiam Tong Dow	0	0	8,600	0	0
Prof Cham Tao Soon	0	0	6,520	0	0
Ernest Wong Yuen Weng	50,000	0	0	0	0
Wong Meng Meng	0	0	0	0	0
Philip Yeo Liat Kok	0	0	0	0	0
Tan Kok Quan	0	0	74,475	0	0
Prof Lim Pin	0	0	0	0	0
Ng Boon Yew	0	0	5,280	0	0
Michael Lien Jown Leam	0	0	0	0	0

Note:

1 Based on the issued share capital of UOB of S$1,537,689,625 comprising 1,537,689,625 Shares as at the Latest Practicable Date.

4.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB, as recorded in the Register of Substantial Shareholders, are as follows:

	Shareholdings Registered in the Name of a Substantial Shareholder		Other Shareholdings in which a Substantial Shareholder is Deemed to have an Interest		Total Interest	
Substantial Shareholder	No. of Shares	%[1]	No. of Shares	%[1]	No. of Shares	%[1]
Estate of Lien Ying Chow (deceased)	316,516	0.02	84,388,554[2]	5.49	84,705,070	5.51
Lien Ying Chow (Pte) Ltd	0	0	84,288,771[2]	5.48	84,288,771	5.48
Wah Hin & Company Pte Ltd	81,221,771	5.28	3,067,000[3]	0.20	84,288,771	5.48
Sandstone Capital Pte Ltd	0	0	84,288,771[4]	5.48	84,288,771	5.48
Wee Cho Yaw	16,390,248	1.07	209,459,557[5]	13.62	225,849,805	14.69
Wee Ee Cheong	2,794,899	0.18	146,051,011[5]	9.50	148,845,910	9.68
Wee Ee Chao	141,164	0.01	115,802,696[5]	7.53	115,943,860	7.54
Wee Ee Lim	1,606,834	0.10	146,033,758[5]	9.50	147,640,592	9.60
Wee Investments Pte Ltd	110,909,021	7.22	2,071,021	0.13	112,980,042	7.35

<u>Notes:</u>

1 Based on the issued share capital of UOB of S$1,537,689,625 comprising 1,537,689,625 Shares as at the Latest Practicable Date.

2 Estate of Lien Ying Chow (deceased) and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 Shares in which Wah Hin & Company Pte Ltd has an interest.

3 This deemed interest in 3,067,000 Shares arises through Sandstone Capital Pte Ltd (as referred to in note 4(a) below).

4 This deemed interest in 84,288,771 Shares comprises:

(a) deemed interest in 3,067,000 Shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 Shares held by Wah Hin & Company Pte Ltd.

5 Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Pte Ltd's total direct and deemed interests of 112,980,042 Shares.

5. DIRECTORS' RECOMMENDATIONS

The Directors are of the opinion that the proposed increase in the authorised share capital of UOB, the proposed alterations to the Articles and the proposed Preference Share Issue Mandate are in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of the resolutions to be proposed at the EGM.

6. EXTRAORDINARY GENERAL MEETING

6.1 **EGM.** The EGM, notice of which is set out on pages 54 and 55, will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on 18 November 2005 at 11.30 a.m. for the purpose of considering and, if thought fit, passing the resolutions set out in the Notice of EGM.

6.2 **Depositor.** If you are a Depositor, in order to be entitled to attend and vote at the EGM, you must have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company Secretary, 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

8. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB; and

(b) the annual report of UOB for the financial year ended 31 December 2004.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Executive Officer

THE APPENDIX

PROPOSED ALTERATIONS TO THE ARTICLES OF THE COMPANY

The proposed alterations to the Articles of the Company are as follows:

(1) Article 3

The existing Article 3 shall be deleted in its entirety and replaced with the following new Article 3:

"The authorised share capital of the Company is S$3,000,002,000, US$200 and EUR400 divided into:

(1) 3,000,000,000 ordinary shares of S$1.00 each;

(2) 20,000 non-cumulative non-convertible Class A preference shares of US$0.01 each ("**Class A Preference Shares**");

(3) 200,000 non-cumulative non-convertible Class B preference shares of S$0.01 each ("**Class B Preference Shares**"); and

(4) 40,000 non-cumulative non-convertible Class C preference shares of EUR0.01 each ("**Class C Preference Shares**")."

(2) Articles 7A, 7B and 7C

The following new Article 7A, Article 7B and Article 7C shall be inserted immediately after the existing Article 7:

"7A. Class A Preference Shares

The Class A Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Denomination

The par value of each Class A Preference Share shall be US$0.01, with a liquidation preference of US$100,000 ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends**. Subject to **Articles 7A(2)(d)**, **(f)** and **(g)** below, the Class A Preference Shares shall entitle the holder thereof (each, a "**Class A Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7A(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on **15 March** and **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March**, **15 June**, **15 September** and **15 December** in each year (each such date, and each of the dates in **Article 7A(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7A(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class A Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class A Preference Shares are first issued (the

"**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class A Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class A Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class A Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7A(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class A Preference Shares, the Issue Date, for the purposes of this **Article 7A**, shall be the date on which the first Class A Preference Shares are issued.

No Class A Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7A(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class A Preference Shareholders or entitle the Class A Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article 7A**, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class A Preference Shares.

(b) **Fixed Dividend Rate**. Each Class A Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7A(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in United States dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

"**Day Count Fraction**" means (i) prior to the Dividend Re-Set Date, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of 360 days with 12 30-day months and in the case of an incomplete month the actual number of days elapsed); and (ii) on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360;

"**Dividend Period**" means:

(i) in relation to the first issuance of Class A Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class A Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class A Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class A Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class A Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in United States dollars at a floating rate per annum equal to:

(i) the three-month USD LIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7A** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity appointed as calculation agent for the purposes of this **Article 7A** by the Board.

"**three-month USD LIBOR**" means, in respect of any Dividend Period, the rate for deposits in United States dollars for a period of three months determined by the Calculation Agent which appears on Moneyline Telerate Service Page 3750 (or such other page as may replace Moneyline Telerate Service Page 3750) as of approximately 11.00 a.m., London time, on the relevant LIBOR Determination Date (as defined below); *provided that*, if, at such time, no such rate appears or Moneyline Telerate Service Page 3750 (or such other replacement page as aforesaid) is unavailable, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates at which deposits in United States dollars are offered by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date to prime banks in the London inter-bank market for a period of three months and in an amount that is representative for a single transaction in the relevant market at the relevant time. If on any LIBOR Determination Date, no such rates are quoted, the Calculation Agent will request appropriate quotations and will determine the arithmetic

mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by three major banks (or, if fewer than three rates are so quoted, two major banks, or if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m. London time, on such LIBOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Date, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be the most appropriate.

"**LIBOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) on which commercial banks are open for business in London prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion**. Any decision regarding the declaration or payment of any Dividend on the Class A Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7A** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking.** The Class A Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class A Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class A Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class A Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class A Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class A Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7A(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of

the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) **Dividend Restrictions**. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7A**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class A Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class A Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice**. Without prejudice to the discretion of the Board under **Article 7A(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class A Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class A Preference Shareholder except that where the Class A Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class A Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class A Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7A(10)(b)** below.

(h) ***Pro Rata*** **Dividend Payment**. If, whether by reason of the provisions of **Article 7A(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class A Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class A Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7A**, be made to the Class A Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7A**, the Class A Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class A Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class A Preference Shareholders).

(k) **Prescription**. Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class A Preference Share shall bear interest against the Company.

(l) **Net Dividends**. For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7A** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class A Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class A Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class A Preference Shares are outstanding as of such time.

"Tax Credits" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class A Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class A Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) Liquidation Distributions

(a) **Rights Upon Liquidation**. In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class A Preference Shares, the Class A Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class A Preference Shares.

On such a dissolution or winding up, each Class A Preference Share shall be entitled to receive in United States dollars an amount equal to the Liquidation Distribution (as defined below).

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7A(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class A Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class A Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7A**, the Class A Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class A Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class A Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7A(4)(b)**, then the Class A Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7A(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7A**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class A Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class A Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class A Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7A(4)(c)** then the Class A Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7A**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class A Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class A Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class A Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class A Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class A Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class A Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class A Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7A(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class A Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class A Preference Shareholders may surrender share certificates (if applicable) in respect of the Class A Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount ("**Redemption Amount**") payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7A(4)(a) or (b)**, an amount equal to the Redemption Price; and

(ii) in the case of a redemption pursuant to **Article 7A(4)(c)**, an amount equal to the Special Event Redemption Price. Any such redemption shall not prejudice the rights of the holder of the Class A Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"**Redemption Price**" means the Liquidation Preference, together with, subject to the restrictions in **Article 7A(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"**Special Event Redemption Price**" *means:*

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of (aa) the Liquidation Preference (together with any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls) and (bb) the Make Whole Amount (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i) the present value of the Liquidation Preference assuming a repayment thereof on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of (x) a fixed rate of not less than 0.10% and not more than 2.50%, as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and (y) the U.S. Treasury Yield.

"**U.S. Treasury Yield**" means the yield calculated by the Calculation Agent, under the heading which represents the average for the week immediately prior to the Redemption Date, appearing in the most recently published statistical release designated "**H.15(519)**" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "**Treasury Constant Maturities**" for the maturity most closely corresponding to the Dividend Re-Set Date.

(g) **Payments**. Payments in respect of the amount due on redemption of a Class A Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class A Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class A Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class A Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General**. Except as provided in this **Article 7A(5)**, the Class A Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class A Preference Shareholders shall be entitled to attend class meetings of the Class A Preference Shareholders. Every Class A Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class A Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class A Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class A Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class A Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class A Preference Shareholders). Every Class A Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class A Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class A Preference Shares. No repurchase of any Class A Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments on the Class A Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (**"Taxes"**) imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class A Preference Shares is required by law, the Company will pay such additional amounts (**"Additional Amounts"**) as will result in the receipt by the holders of the Class A Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class A Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class A Preference Shares:

(i) to or on behalf of a holder of Class A Preference Shares or beneficial owner with respect to Class A Preference Shares which is (aa) treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes; or (bb) who is liable for such taxes, duties, assessments or governmental charges in respect of the Class A Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class A Preference Shares; and

(ii) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class A Preference Shares or beneficial owner with respect to the Class A Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7A(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7A(2)(l)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class A Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class A Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class A Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class A Preference Shareholders (the quorum at such class meeting to be such number of Class A Preference Shareholders holding or representing not less than two-thirds of the outstanding Class A Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class A Preference Shareholders, impose any material obligation on the Class A Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class A Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class A Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class A Preference Shares in accordance with these Articles; and

(iv) no provision of the Class A Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class A Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class A Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class A Preference Shareholder in accordance with **Article 7A(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class A Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class A Preference Share (not being a fully paid Class A Preference Share); *provided that* where any Class A Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class A Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class A Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class A Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class A Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class A Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7A** and the other provisions of these Articles, then the provisions of this **Article 7A** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class A Preference Shares.

7B. Class B Preference Shares

The Class B Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Denomination

The par value of each Class B Preference Share shall be S$0.01, with a liquidation preference of S$10,000 ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends**. Subject to **Articles 7B(2)(d)**, **(f)** and **(g)** below, the Class B Preference Shares shall entitle the holder thereof (each, a "**Class B Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7B(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on **15 March** and **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March**, **15 June**, **15 September** and **15 December** in each year (each such date, and each of the dates in **Article 7B(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7B(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class B Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class B Preference Shares are first issued (the "**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class B Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class B Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class B Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7B(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class B Preference Shares, the Issue Date, for the purposes of this **Article 7B**, shall be the date on which the first Class B Preference Shares are issued.

No Class B Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7B(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class B Preference Shareholders or entitle the Class B Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article 7B**, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class B Preference Shares.

(b) **Fixed Dividend Rate**. Each Class B Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7B(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means:

(i) in relation to the first issuance of Class B Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class B Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class B Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class B Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class B Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Singapore dollars at a floating rate per annum equal to:

(i) the three-month SGD Swap Offer Rate (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

Any determination by the Calculation Agent (as defined below) under this **Article 7B** shall be final and conclusive absent manifest error.

"Calculation Agent" means such entity appointed as calculation agent for the purposes of this **Article 7B** by the Board.

"three-month SGD Swap Offer Rate" means, in respect of any Dividend Period, the rate determined by the Calculation Agent which appears under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SIBOR AND SWAP OFFER RATES — RATES AT 11.00 A.M. SINGAPORE TIME" and the row headed "SGD" on Moneyline Telerate Service Page 50157 (or such other page as may replace Moneyline Telerate Service Page 50157 for the purpose of displaying Singapore swap offer rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date (as defined below); *provided that*, if at such time, no such rate is quoted on Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) or Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) is unavailable for any reason, **"three-month SGD Swap Offer Rate"** means the **"Average Swap Rate"** (which shall be rounded up, if necessary, to the nearest four decimal places) for such Dividend Period determined by the Calculation Agent in accordance with the following formula:

In the case of Premium:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \left[\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

In the case of Discount:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \left[\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

where:

"SIBOR" = the rate which appears under the caption "SINGAPORE INTERBANK OFFER RATES (US$)" and the column headed "FIXINGS" on Moneyline Telerate Service Page 50163 to 50164 (or such other page as may replace Moneyline Telerate Service Page 50163 to 50164 for the purpose of displaying Singapore inter-bank United States dollar offered rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned;

"Spot Rate" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks (as defined below) and which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" and the column headed "SPOT" on Moneyline Telerate Service Page 50168 (or such other page as may replace Moneyline Telerate Service Page 50168 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Premium or Discount" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates for a Premium or Discount quoted by the Reference Banks which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" on Moneyline Telerate Service Page 50168 (or such other replacement page as aforesaid) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned; and

"T" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date any one of the components for the purposes of calculating the Average Swap Rate above is not quoted on the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) or the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) is unavailable for any reason, the Calculation Agent shall request the principal Singapore offices of the Reference Banks to provide the Calculation Agent with quotations of their Swap Rates (as defined below) for the Dividend Period concerned at or about 11.00 a.m., Singapore time, on such SOR Determination Date and the Average Swap Rate for such Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the Swap Rates quoted by the Reference Banks to the Calculation Agent. The **"Swap Rate"** of a Reference Bank means the rate at which that Reference Bank can generate Singapore dollars for the Dividend Period concerned in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date and shall be determined as follows:

In the case of Premium:

$$\text{Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + [\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

In the case of Discount:

$$\text{Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - [\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

where:

"SIBOR"	=	the rate per annum at which United States dollar deposits for a period equal to the duration of the Dividend Period concerned are being offered by that Reference Bank to prime banks in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;
"Spot Rate"	=	the rate at which that Reference Bank sells United States dollars spot in exchange for Singapore dollars in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;
"Premium"	=	the premium that would have been paid by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market;
"Discount"	=	the discount that would have been received by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market; and
"T"	=	the number of days in the Dividend Period concerned.

If on any SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with quotations of their Swap Rate(s), the Average Swap Rate shall be determined by the Calculation Agent to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Calculation Agent at or about 11.00 a.m., Singapore time, on such SOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be most appropriate, or if on such SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with such quotation, the Average Swap Rate for the relevant Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about 11.00 a.m., Singapore time, on such SOR Determination Date.

"SOR Determination Date" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) prior to the first day of that Dividend Period.

"Reference Banks" means three major banks in Singapore selected by the Calculation Agent.

(d) Dividends at Board's Discretion. Any decision regarding the declaration or payment of any Dividend on the Class B Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7B** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) Ranking. The Class B Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class B Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class B Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class B Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class B Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class B Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7B(5)** below.

"Parity Obligations" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) Dividend Restrictions. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7B**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class B Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class B Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice**. Without prejudice to the discretion of the Board under **Article 7B(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class B Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class B Preference Shareholder except that where the Class B Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class B Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class B Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7B(10)(b)** below.

(h) ***Pro Rata*** **Dividend Payment**. If, whether by reason of the provisions of **Article 7B(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class B Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class B Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7B**, be made to the Class B Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7B**, the Class B Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class B Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class B Preference Shareholders).

(k) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class B Preference Share shall bear interest against the Company.

(l) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7B** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class B Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class B Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class B Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class B Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class B Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class B Preference Shares, the Class B Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class B Preference Shares.

On such a dissolution or winding up, each Class B Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution (as defined below).

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7B(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether

or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"Permitted Reorganisation" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class B Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class B Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7B**, the Class B Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) Redemption

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class B Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"Replacement Capital" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class B Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7B(4)(b)**, then the Class B Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7B(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7B**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class B Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class B Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7B(4)(c)**, then the Class B Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7B**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class B Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class B Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class B Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class B Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class B Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class B Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class B Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7B(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class B Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class B Preference Shareholders may surrender share certificates (if applicable) in respect of the Class B Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7B(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class B Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(g) **Payments.** Payments in respect of the amount due on redemption of a Class B Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class B Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class B Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class B Preference Share shall constitute an absolute discharge to the Company.

(5) Voting

(a) **General**. Except as provided in this **Article 7B(5)**, the Class B Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class B Preference Shareholders shall be entitled to attend class meetings of the Class B Preference Shareholders. Every Class B Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class B Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class B Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class B Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class B Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class B Preference Shareholders). Every Class B Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class B Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class B Preference Shares. No repurchase of any Class B Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments in respect of the Class B Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class B Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class B Preference Shares shall be made by the Company to any Class B Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class B Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class B Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7B(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7B(2)(l)** above).

(8) **Variations of Rights and Further Issues**

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class B Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class B Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class B Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class B Preference Shareholders (the quorum at such class meeting to be such number of Class B Preference Shareholders holding or representing not less than two-thirds of the outstanding Class B Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not

reduce the amounts payable to the Class B Preference Shareholders, impose any material obligation on the Class B Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class B Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class B Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class B Preference Shares in accordance with these Articles; and

(iv) no provision of the Class B Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class B Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class B Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class B Preference Shareholder in accordance with **Article 7B(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class B Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class B Preference Share (not being a fully paid Class B Preference Share); *provided that* where any Class B Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class B Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class B Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class B Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class B Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication.** For so long as the Class B Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7B** and the other provisions of these Articles, then the provisions of this **Article 7B** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class B Preference Shares.

7C. Class C Preference Shares

The Class C Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Denomination

The par value of each Class C Preference Share shall be EUR0.01, with a liquidation preference of EUR50,000 ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends**. Subject to **Articles 7C(2)(d)**, **(f)** and **(g)** below, the Class C Preference Shares shall entitle the holder thereof (each, a "**Class C Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7C(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) annually in arrear on **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March**, **15 June**, **15 September** and **15 December** in each year (each such date, and the date in **Article 7C(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7C(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class C Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class C Preference Shares are first issued (the "**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class C Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class C Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class C Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7C(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class C Preference Shares, the Issue Date, for the purposes of this **Article 7C**, shall be the date on which the first Class C Preference Shares are issued.

No Class C Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7C(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class C Preference Shareholders or entitle the Class C Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto is operating and on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article 7C**, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class C Preference Shares.

(b) **Fixed Dividend Rate**. Each Class C Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7C(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Euro at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

"**Day Count Fraction**" means (i) prior to the Dividend Re-Set Date, the number of days in the relevant period divided by the actual number of days (365 or 366) in the relevant period and (ii) on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360.

"**Dividend Period**" means:

(i) in relation to the first issuance of Class C Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class C Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class C Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class C Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class C Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Euro at a floating rate per annum equal to:

(i) the three-month EURIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7C** shall be final and conclusive absent manifest error.

"**Calculation Agent**" *means such entity appointed as calculation agent for the purposes of* this **Article 7C** by the Board.

"**three-month EURIBOR**", means in respect of any Dividend Period, the rate as determined by the Calculation Agent:

(i) which is the offered rate for three-month Euro deposits as at 11.00 a.m. (Central European Time) on the EURIBOR Determination Date (as defined below), which appears on the display designated as page "248" on the Telerate Service (or such other page or service as may replace it for the purpose of displaying Euro-zone interbank offered rates of major banks for three-month Euro deposits);

(ii) if the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (i) above shall be applied, with the necessary consequential changes, to the arithmetic mean (rounded, if necessary, up to the nearest 1/16th per cent.) of the rates (being at least two) which so appear, as determined by the Calculation Agent. If for any reason such offered rates do not so appear, or if the relevant page is unavailable, the Calculation Agent will request each of the banks whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this sub-paragraph (ii) had not happened or any duly appointed substitute reference bank, acting in each case through its principal Euro-zone office (each, a "**Reference Bank**"), to provide the Calculation Agent with its offered quotation to leading banks for three-month Euro deposits in the Euro-zone for the Dividend Period concerned as at 11.00 a.m. (Central European Time) on the EURIBOR Determination Date in question; and

(iii) if on any EURIBOR Determination Date such offered rate does not appear on page "248" on the Telerate Service (or such other page or service as aforesaid) and the Calculation Agent is not able to obtain quotations from two or more Reference Banks, the rate which was in effect for the last preceding Dividend Period to which sub-paragraphs (i) and (ii) above shall have applied.

"**EURIBOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion**. Any decision regarding the declaration or payment of any Dividend on the Class C Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7C** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class C Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class C Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class C Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class C Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class C Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class C Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7C(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) **Dividend Restrictions**. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7C**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class C Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class C Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice**. Without prejudice to the discretion of the Board under **Article 7C(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class C Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class C Preference Shareholder except that where the Class C Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class C Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class C Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7C(10)(b)** below.

(h) ***Pro Rata* Dividend Payment**. If, whether by reason of the provisions of **Article 7C(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class C Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class C Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7C**, be made to the Class C Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7C**, the Class C Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class C Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class C Preference Shareholders).

(k) **Prescription**. Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class C Preference Share shall bear interest against the Company.

(I) Net Dividends. For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7C** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class C Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class C Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class C Preference Shares are outstanding as of such time.

"Tax Credits" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class C Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class C Preference Share.

"Transition Period" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) Liquidation Distributions

(a) **Rights Upon Liquidation**. In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class C Preference Shares, the Class C Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class C Preference Shares.

On such a dissolution or winding up, each Class C Preference Share shall be entitled to receive in Euro an amount equal to the Liquidation Distribution (as defined below).

"Liquidation Distribution" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7C(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class C Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class C Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7C**, the Class C Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class C Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class C Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7C(4)(b)**, then the Class C Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7C(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7C**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class C Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class C Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class C Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7C(4)(c)**, then the Class C Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7C**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class C Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class C Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class C Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class C Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class C Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class C Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class C Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7C(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class C Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class C Preference Shareholders may surrender share certificates (if applicable) in respect of the Class C Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount (**"Redemption Amount"**) payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7C(4)(a) or (b)**, an amount equal to the Redemption Price; and

(ii) in the case of a redemption pursuant to **Article 7C(4)(c)**, an amount equal to the Special Event Redemption Price. Any such redemption shall not prejudice the rights of the holder of the Class C Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"Redemption Price" means the Liquidation Preference, together with, subject to the restrictions in **Article 7C(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"Special Event Redemption Price" means:

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of (aa) the Liquidation Preference (together with any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls) and (bb) the Make Whole Amount (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i) the present value of the Liquidation Preference assuming a repayment thereon on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of (x) a fixed rate of not less than 0.10% and not more than 2.50%, as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and (y) the offer yield, as determined by the Calculation Agent, on the second Business Day prior to the Redemption Date, on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto is operating, on an annual Actual/Actual basis, of the "on the run" German government bond, that is displayed on the Bloomberg German Government Pricing Monitor

for reference Bund bonds, page PXGB (or such other page or service as may replace it for the purposes of displaying reference Bund bonds), and that has a maturity closest to the Dividend Re-Set Date.

(g) **Payments**. Payments in respect of the amount due on redemption of a Class C Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class C Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class C Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class C Preference Share shall constitute an absolute discharge to the Company.

(5) Voting

(a) **General**. Except as provided in this **Article 7C(5)**, the Class C Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class C Preference Shareholders shall be entitled to attend class meetings of the Class C Preference Shareholders. Every Class C Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class C Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class C Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class C Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class C Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class C Preference Shareholders). Every Class C Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class C Preference Share of which he is the holder.

(6) Purchases

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class C Preference Shares. No repurchase of any Class C Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) Taxation

All payments on the Class C Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (**"Taxes"**) imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class C Preference Shares is required by law, the Company will pay such additional amounts (**"Additional Amounts"**) as will result in the receipt by the holders of the Class C Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class C Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class C Preference Shares:

(i) to or on behalf of a holder of Class C Preference Shares or beneficial owner with respect to Class C Preference Shares which is (aa) treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes; or (bb) who is liable for such taxes, duties, assessments or governmental charges in respect of the Class C Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class C Preference Shares; and

(ii) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class C Preference Shares or beneficial owner with respect to the Class C Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7C(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7C(2)(I)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class C Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class C Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class C Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class C Preference Shareholders (the quorum at such class meeting to be such number of Class C Preference Shareholders holding or representing not less than two-thirds of the outstanding Class C Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class C Preference Shareholders, impose any material obligation on the Class C Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class C Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class C Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class C Preference Shares in accordance with these Articles; and

(iv) no provision of the Class C Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class C Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class C Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class C Preference Shareholder in accordance with **Article 7C(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class C Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class C Preference Share (not being a fully paid Class C Preference Share); *provided that* where any Class C Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class C Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class C Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class C Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class C Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class C Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7C** and the other provisions of these Articles, then the provisions of this **Article 7C** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class C Preference Shares."

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Friday, 18 November 2005 at 11.30 a.m. for the purpose of considering and, if thought fit, passing, the following resolutions, of which Resolution 1 will be proposed as a special resolution and Resolution 2 will be proposed as an ordinary resolution:

Resolution 1: Special Resolution
The Proposed Increase in Authorised Share Capital and Alterations to the Articles of Association

THAT:

(1) the authorised share capital of United Overseas Bank Limited (the "**Company**") be increased by the creation of 20,000 new Class A preference shares of US$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7A), 200,000 new Class B preference shares of S$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7B) and 40,000 new Class C preference shares of EUR0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7C); and

(2) the Articles of Association of the Company be altered in the manner set out in the Appendix to the Company's Circular to Shareholders dated 26 October 2005.

Resolution 2: Ordinary Resolution
The Proposed Preference Share Issue Mandate

THAT subject to and contingent upon the passing of Resolution 1 above:

(1) authority be given to the Directors of the Company to:

(a) allot and issue any of the preference shares referred to in Articles 7A, 7B and/or 7C of the Articles of Association of the Company; and/or

(b) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (a) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (a) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(2) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 26 October 2005

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. To be effective, the instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary, 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ *(Name)*

of ____ *(Address)*

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	**NRIC/Passport Number**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

and/or*

Name	**NRIC/Passport Number**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

** Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on 18 November 2005 at 11.30 a.m. and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	**Against**
Resolution 1: Special Resolution To approve the proposed increase in authorised share capital and alterations to the Articles of Association		
Resolution 2: Ordinary Resolution To approve the proposed Preference Share Issue Mandate		

Dated this ______ day of ______________ 2005

Shares In:	**No. of Shares**
Depository Register	
Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 not less than 48 hours before the time appointed for holding the Meeting.
5. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (absent previous registration with the Company) must be lodged with the instrument of proxy, failing which, the instrument may be treated as invalid.
6. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
7. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

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